Exhibit 99.3

Cenovus Energy Inc.

Interim Consolidated Financial Statements (unaudited)

For the Period Ended March 31, 2020

(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the period ended March 31, 2020

Cenovus Energy Inc. – Q1 2020 Interim Consolidated Financial Statements	2

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (unaudited)

For the period ended March 31,

($ millions, except per share amounts)

		Three Months Ended
	Notes	2020	2019

Revenues	1
Gross Sales		4,015	5,195
Less: Royalties		47	191
		3,968	5,004
Expenses	1
Purchased Product		1,805	2,105
Transportation and Blending		1,611	1,159
Operating		527	515
Inventory Write-Downs	10	588	4
(Gain) Loss on Risk Management	25	51	217
Depreciation, Depletion and Amortization	7,11,12,13	943	566
Exploration Expense	7,11	3	5
General and Administrative	4	(21)	72
Onerous Contract Provisions	19	(2)	(1)
Finance Costs	5	107	124
Interest Income		(1)	(2)
Foreign Exchange (Gain) Loss, Net	6	637	(198)
Re-measurement of Contingent Payment	18	(130)	263
Research Costs		3	4
(Gain) Loss on Divestiture of Assets		1	5
Other (Income) Loss, Net		(9)	9
Earnings (Loss) Before Income Tax		(2,145)	157
Income Tax Expense (Recovery)	8	(348)	47
Net Earnings (Loss)		(1,797)	110

Net Earnings (Loss) Per Share ($)	9
Basic and Diluted		(1.46)	0.09

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q1 2020 Interim Consolidated Financial Statements	3

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)

For the period ended March 31,

($ millions)

		Three Months Ended
	Notes	2020	2019

Net Earnings (Loss)		(1,797)	110
Other Comprehensive Income (Loss), Net of Tax	23
Items That Will Not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post-Retirement Benefits		2	2
Change in the Fair Value of Equity Instruments at FVOCI (1)		2	-
Items That May be Reclassified to Profit or Loss:
Foreign Currency Translation Adjustment		399	(102)
Total Other Comprehensive Income (Loss), Net of Tax		403	(100)
Comprehensive Income (Loss)		(1,394)	10

(1)	Fair Value through Other Comprehensive Income (“FVOCI”).

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q1 2020 Interim Consolidated Financial Statements	4

CONSOLIDATED BALANCE SHEETS (unaudited)

As at

($ millions)

	Notes	March 31, 2020	December 31, 2019

Assets
Current Assets
Cash and Cash Equivalents		160	186
Accounts Receivable and Accrued Revenues		822	1,551
Income Tax Receivable		13	10
Inventories		655	1,532
Risk Management	25,26	6	5
Total Current Assets		1,656	3,284
Exploration and Evaluation Assets, Net	1,11	806	787
Property, Plant and Equipment, Net	1,12	27,166	27,834
Right-of-Use Assets, Net	1,13	1,285	1,325
Other Assets	14	211	211
Goodwill	1	2,272	2,272
Total Assets		33,396	35,713

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable and Accrued Liabilities		1,467	2,210
Short-Term Borrowings	15	602	-
Lease Liabilities	17	207	196
Contingent Payment	18	4	79
Onerous Contract Provisions	19	18	17
Income Tax Payable		13	17
Risk Management	25,26	24	2
Total Current Liabilities		2,335	2,521
Long-Term Debt	16	6,979	6,699
Lease Liabilities	17	1,722	1,720
Contingent Payment	18	9	64
Onerous Contract Provisions	19	39	46
Decommissioning Liabilities	20	771	1,235
Other Liabilities	21	104	195
Deferred Income Taxes		3,703	4,032
Total Liabilities		15,662	16,512
Shareholders’ Equity		17,734	19,201
Total Liabilities and Shareholders’ Equity		33,396	35,713

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q1 2020 Interim Consolidated Financial Statements	5

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (unaudited)

($ millions)

	Share Capital	Paid in Surplus	Retained Earnings	AOCI (1)	Total
	(Note 22)			(Note 23)

As at December 31, 2018	11,040	4,367	1,023	1,038	17,468
Net Earnings (Loss)	-	-	110	-	110
Other Comprehensive Income (Loss)	-	-	-	(100)	(100)
Total Comprehensive Income (Loss)	-	-	110	(100)	10
Stock-Based Compensation Expense	-	2	-	-	2
Dividends on Common Shares	-	-	(61)	-	(61)
As at March 31, 2019	11,040	4,369	1,072	938	17,419

As at December 31, 2019	11,040	4,377	2,957	827	19,201
Net Earnings (Loss)	-	-	(1,797)	-	(1,797)
Other Comprehensive Income (Loss)	-	-	-	403	403
Total Comprehensive Income (Loss)	-	-	(1,797)	403	(1,394)
Stock-Based Compensation Expense	-	4	-	-	4
Dividends on Common Shares	-	-	(77)	-	(77)
As at March 31, 2020	11,040	4,381	1,083	1,230	17,734

(1)	Accumulated Other Comprehensive Income (Loss).

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q1 2020 Interim Consolidated Financial Statements	6

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

For the period ended March 31,

($ millions)

		Three Months Ended
	Notes	2020	2019

Operating Activities
Net Earnings (Loss)		(1,797)	110
Depreciation, Depletion and Amortization	7,11,12,13	943	566
Exploration Expense	7,11	3	5
Inventory Write-Downs		563	(43)
Deferred Income Tax Expense (Recovery)	8	(348)	41
Unrealized (Gain) Loss on Risk Management	25	22	236
Unrealized Foreign Exchange (Gain) Loss	6	657	(229)
Re-measurement of Contingent Payment	18	(130)	263
(Gain) Loss on Divestiture of Assets		1	5
Unwinding of Discount on Decommissioning Liabilities	20	15	14
Onerous Contract Provisions, Net of Cash Paid	19	(6)	(3)
Realized Foreign Exchange (Gain) Loss on Non-Operating Items		19	28
Other		(88)	12
Net Change in Other Assets and Liabilities		(39)	(21)
Net Change in Non-Cash Working Capital		310	(548)
Cash From (Used in) Operating Activities		125	436

Investing Activities
Capital Expenditures – Exploration and Evaluation Assets	11	(35)	(11)
Capital Expenditures – Property, Plant and Equipment	12	(275)	(310)
Net Change in Investments and Other		(4)	(2)
Net Change in Non-Cash Working Capital		(7)	9
Cash From (Used in) Investing Activities		(321)	(314)

Net Cash Provided (Used) Before Financing Activities		(196)	122

Financing Activities	27
Issuance (Repayment) of Short-Term Borrowings		592	-
(Repayment) of Long-Term Debt		(112)	(558)
Net Issuance (Repayment) of Revolving Long-Term Debt		(173)	-
Principal Repayment of Leases	17	(48)	(33)
Dividends Paid on Common Shares	9	(77)	(61)
Cash From (Used in) Financing Activities		182	(652)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(12)	(7)
Increase (Decrease) in Cash and Cash Equivalents		(26)	(537)
Cash and Cash Equivalents, Beginning of Period		186	781
Cash and Cash Equivalents, End of Period		160	244

See accompanying Notes to Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q1 2020 Interim Consolidated Financial Statements	7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2020

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. and its subsidiaries, (together “Cenovus” or the “Company”) are in the business of developing, producing and marketing crude oil, natural gas liquids (“NGLs”) and natural gas in Canada with marketing activities and refining operations in the United States (“U.S.”).

Cenovus is incorporated under the Canada Business Corporations Act and its shares are listed on the Toronto (“TSX”) and New York (“NYSE”) stock exchanges. The executive and registered office is located at 4100, 225 6 Avenue S.W., Calgary, Alberta, Canada, T2P 1N2. Information on the Company’s basis of preparation for these interim Consolidated Financial Statements is found in Note 2.

Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision makers. The Company evaluates the financial performance of its operating segments primarily based on operating margin. The Company’s reportable segments are:

•

Oil Sands, which includes the development and production of bitumen in northeast Alberta. Cenovus’s bitumen assets include Foster Creek, Christina Lake and Narrows Lake as well as other projects in the early stages of development.

•

Conventional, which includes assets rich in NGLs and natural gas within the Elmworth-Wapiti, Kaybob‑Edson and Clearwater operating areas in Alberta and British Columbia and the exploration for heavy oil in the Marten Hills area. The assets include interests in numerous natural gas processing facilities. The Company renamed its Deep Basin segment to Conventional in the first quarter of 2020 and its new resource play, Marten Hills, was reclassified from the Oil Sands segment to the Conventional segment. Comparative periods have been reclassified.

•

Refining and Marketing, which is responsible for transporting, selling and refining crude oil into petroleum and chemical products. Cenovus jointly owns two refineries in the U.S. with the operator Phillips 66, an unrelated U.S. public company. In addition, Cenovus owns and operates a crude-by-rail terminal in Alberta. This segment coordinates Cenovus’s marketing and transportation initiatives to optimize product mix, delivery points, transportation commitments and customer diversification. The marketing of crude oil and natural gas sourced from Canada, including physical product sales that settle in the U.S., is considered to be undertaken by a Canadian business. U.S. sourced crude oil and natural gas purchases and sales are attributed to the U.S.

•

Corporate and Eliminations, which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative, financing activities and research costs. As financial instruments are settled, the realized gains and losses are recorded in the reportable segment to which the derivative instrument relates. Eliminations include adjustments for internal usage of natural gas production between segments, transloading services provided to the Oil Sands segment by the Company’s rail terminal, crude oil production used as feedstock by the Refining and Marketing segment, and unrealized intersegment profits in inventory. Eliminations are recorded at transfer prices based on current market prices. The Corporate and Eliminations segment is attributed to Canada, with the exception of unrealized risk management gains and losses, which have been attributed to the country in which the transacting entity resides.

The following tabular financial information presents the segmented information first by segment, then by product and geographic location.

Cenovus Energy Inc. – Q1 2020 Interim Consolidated Financial Statements	8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2020

A) Results of Operations – Segment and Operational Information

	Oil Sands		Conventional		Refining and Marketing
For the three months ended March 31,	2020	2019	2020	2019	2020	2019
Revenues
Gross Sales	2,027	2,427	162	220	2,049	2,689
Less: Royalties	44	177	3	14	-	-
	1,983	2,250	159	206	2,049	2,689
Expenses
Purchased Product	-	-	-	-	1,944	2,159
Transportation and Blending	1,604	1,147	23	19	-	-
Operating	285	274	84	93	228	229
Inventory Write-Downs	335	-	-	-	253	4
(Gain) Loss on Risk Management	25	(12)	-	-	(1)	(7)
Operating Margin	(266)	841	52	94	(375)	304
Depreciation, Depletion and Amortization	411	369	408	86	79	80
Exploration Expense	3	5	-	-	-	-
Segment Income (Loss)	(680)	467	(356)	8	(454)	224

			Corporate and Eliminations		Consolidated
For the three months ended March 31,			2020	2019	2020	2019
Revenues
Gross Sales			(223)	(141)	4,015	5,195
Less: Royalties			-	-	47	191
			(223)	(141)	3,968	5,004
Expenses
Purchased Product			(139)	(54)	1,805	2,105
Transportation and Blending			(16)	(7)	1,611	1,159
Operating			(70)	(81)	527	515
Inventory Write-Downs			-	-	588	4
(Gain) Loss on Risk Management			27	236	51	217
Depreciation, Depletion and Amortization			45	31	943	566
Exploration Expense			-	-	3	5
Segment Income (Loss)			(70)	(266)	(1,560)	433
General and Administrative			(21)	72	(21)	72
Onerous Contract Provisions			(2)	(1)	(2)	(1)
Finance Costs			107	124	107	124
Interest Income			(1)	(2)	(1)	(2)
Foreign Exchange (Gain) Loss, Net			637	(198)	637	(198)
Re-measurement of Contingent Payment			(130)	263	(130)	263
Research Costs			3	4	3	4
(Gain) Loss on Divestiture of Assets			1	5	1	5
Other (Income) Loss, Net			(9)	9	(9)	9
			585	276	585	276
Earnings (Loss) Before Income Tax					(2,145)	157
Income Tax Expense (Recovery)					(348)	47
Net Earnings (Loss)					(1,797)	110

Cenovus Energy Inc. – Q1 2020 Interim Consolidated Financial Statements	9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2020

B) Revenues by Product

For the three months ended March 31,	2020	2019
Upstream
Crude Oil	2,007	2,268
Natural Gas	77	115
NGLs	42	54
Other	16	19
Refined Product	1,555	1,837
Market Optimization	494	852
Corporate and Eliminations	(223)	(141)
Consolidated	3,968	5,004

C) Geographical Information

	Revenues
For the three months ended March 31,	2020	2019
Canada	2,399	3,149
United States	1,569	1,855
Consolidated	3,968	5,004

	Non-Current Assets (1)
As at	March 31, 2020	December 31, 2019
Canada	27,299	28,336
United States	4,441	4,093
Consolidated	31,740	32,429
(1)	Includes exploration and evaluation (“E&E”) assets, property, plant and equipment (“PP&E”), right-of-use (“ROU”) assets, other assets and goodwill.

D) Assets by Segment

	E&E Assets (1)		PP&E		ROU Assets
As at	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
Oil Sands	613	594	20,598	20,924	735	768
Conventional	193	193	1,750	2,433	3	3
Refining and Marketing	-	-	4,479	4,131	80	77
Corporate and Eliminations	-	-	339	346	467	477
Consolidated	806	787	27,166	27,834	1,285	1,325

			Goodwill		Total Assets
As at	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
Oil Sands			2,272	2,272	25,002	26,203
Conventional			-	-	2,015	2,754
Refining and Marketing			-	-	5,273	5,688
Corporate and Eliminations			-	-	1,106	1,068
Consolidated			2,272	2,272	33,396	35,713
(1)	Marten Hills was reclassified from the Oil Sands segment to the Conventional segment and the comparative period has been reclassified.

Cenovus Energy Inc. – Q1 2020 Interim Consolidated Financial Statements	10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2020

E) Capital Expenditures (1)

For the three months ended March 31,	2020	2019
Capital Investment (2)
Oil Sands	194	211
Conventional	16	17
Refining and Marketing	61	55
Corporate and Eliminations	33	34
	304	317
Acquisition Capital
Oil Sands	5	-
Conventional	1	2
Refining and Marketing	-	4
Total Capital Expenditures	310	323

(1) Includes expenditures on PP&E and E&E assets.

(2)Marten Hills was reclassified from the Oil Sands segment to the Conventional segment and the comparative period has been reclassified.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”), and have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2019, except for income taxes. Income taxes on earnings or loss in the interim periods are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss.

Certain information provided for the prior year has been reclassified to conform to the presentation adopted for the period ended March 31, 2020. Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS as issued by the IASB.

These interim Consolidated Financial Statements were approved by the Board of Directors effective April 28, 2020.

3. RECENT DEVELOPMENTS AND IMPACT ON ESTIMATION UNCERTAINTY

In March 2020, the World Health Organization declared a global pandemic following the emergence and rapid spread of a novel strain of the coronavirus (“COVID-19”). The outbreak and subsequent measures intended to limit the pandemic contributed to significant declines and volatility in financial markets. The pandemic adversely impacted global commercial activity, including significantly reducing worldwide demand for crude oil. Crude oil prices have also been severely impacted by increased global supply due to disagreements over production restrictions between the Organization of Petroleum Exporting Countries (“OPEC”) and non-OPEC members, primarily Saudi Arabia and Russia. As a result of declining commodity prices and financial markets, the Company’s share price and market capitalization significantly declined from December 31, 2019.

The full extent of the impact of COVID-19 on the Company’s operations and future financial performance is currently unknown. It will depend on future developments that are uncertain and unpredictable, including the duration and spread of COVID-19, its continued impact on capital and financial markets on a macro-scale and any new information that may emerge concerning the severity of the virus. These uncertainties may persist beyond when it is determined how to contain the virus or treat its impact. The outbreak presents uncertainty and risk with respect to the Company, its performance, and estimates and assumptions used by Management in the preparation of its financial results.

Cenovus Energy Inc. – Q1 2020 Interim Consolidated Financial Statements	11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2020

A full list of the key sources of estimation uncertainty can be found in the Company’s annual Consolidated Financial Statements for the year ended December 31, 2019. The outbreak and current market conditions have increased the complexity of estimates and assumptions used to prepare the interim Consolidated Financial Statements, particularly related to the following key sources of estimation uncertainty:

Recoverable Amounts

Determining the recoverable amount of a cash-generating unit (“CGU”) or an individual asset requires the use of estimates and assumptions, which are subject to change as new information becomes available. The severe drop in commodity prices, due to reasons noted above, have increased the risk of measurement uncertainty in determining the recoverable amounts, especially estimating economic crude oil and natural gas reserves and estimating forward commodity prices.

Decommissioning Costs

Provisions are recorded for the future decommissioning and restoration of the Company’s upstream assets, refining assets and crude-by-rail terminal at the end of their economic lives. Management uses judgment to assess the existence and to estimate the future liability. Market volatility at March 31, 2020 increased the measurement uncertainty inherent in determining the appropriate credit-adjusted discount rate that is used in the estimation of decommissioning liabilities.

Income Tax Provisions

Income taxes on earnings or loss in the interim periods are accrued using the income tax rate that would be applicable to the expected total annual earnings or loss. In the current economic environment, the expected total annual earnings or expected earnings is subject to measurement uncertainty.

Changes to these assumptions could result in a material adjustment to the carrying amount of assets and liabilities within the next financial year.

4. GENERAL AND ADMINISTRATIVE

For the three months ended March 31,	2020	2019
Salaries and Benefits	29	28
Administrative and Other	28	29
Stock-Based Compensation Expense (Recovery)	(47)	15
Other Long-Term Incentive Benefits Expense (Recovery)	(31)	-
	(21)	72

5. FINANCE COSTS

For the three months ended March 31,	2020	2019
Interest Expense – Short-Term Borrowings and Long-Term Debt	90	113
Net (Discount) Premium on Redemption of Long-Term Debt (Note 16)	(25)	(32)
Interest Expense – Lease Liabilities (Note 17)	22	19
Unwinding of Discount on Decommissioning Liabilities (Note 20)	15	14
Other	5	10
	107	124

6. FOREIGN EXCHANGE (GAIN) LOSS, NET

For the three months ended March 31,	2020	2019
Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt Issued From Canada	589	(215)
Other	68	(14)
Unrealized Foreign Exchange (Gain) Loss	657	(229)
Realized Foreign Exchange (Gain) Loss	(20)	31
	637	(198)

Cenovus Energy Inc. – Q1 2020 Interim Consolidated Financial Statements	12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2020

7. IMPAIRMENT CHARGES

A) Cash-Generating Unit Impairments

On a quarterly basis, the Company assesses its CGUs for indicators of impairment or when facts and circumstances suggest the carrying amount may exceed its recoverable amount. As at March 31, 2020, the carrying value of the Company’s net assets was greater than its market capitalization. This was considered to be a potential indicator of impairment and the Company proceeded to consider other relevant facts and circumstances, including forward commodity prices.

2020 Upstream Impairments

At December 31, 2019, the Company reviewed its upstream CGUs and goodwill for indicators of impairment. Since then, average forward crude oil and natural gas prices declined approximately 18 percent and six percent, respectively. The decline in forward commodity prices was identified as an indicator of impairment, and as a result, the Company tested its upstream CGUs and CGUs with associated goodwill for impairment. As at March 31, 2020, there was no impairment of goodwill.

As at March 31, 2020, the Company determined that the carrying amount was greater than the recoverable amount of certain CGUs and recorded an impairment loss of $315 million as additional depreciation, depletion and amortization (“DD&A”) in the Conventional segment. Future cash flows for the CGUs declined primarily due to lower forward commodity prices. The following table summarizes the impairment losses and estimated recoverable amount by CGUs:

CGU	Impairment Amount	Recoverable Amount
Clearwater	140	306
Kaybob-Edson	175	414

Key Assumptions

The recoverable amounts of Cenovus’s upstream CGUs were determined based on fair value less costs of disposal (Level 3). Key assumptions in the determination of future cash flows from reserves include crude oil and natural gas prices, costs to develop and the discount rate. The fair values for producing properties were calculated based on discounted after-tax cash flows of proved and probable reserves using forward prices and cost estimates at March 31, 2020. All reserves were evaluated as at December 31, 2019 by the Company’s independent qualified reserves evaluators.

Crude Oil, NGLs and Natural Gas Prices

The forward prices as at March 31, 2020 used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	Remainder of 2020	2021	2022	2023	2024	Average Annual Increase Thereafter
WTI (US$/barrel) (1)	31.67	42.57	50.51	58.17	60.66	2.1%
WCS (C$/barrel) (2)	22.56	36.32	46.10	54.85	57.96	2.1%
Edmonton C5+ (C$/barrel)	34.80	51.28	63.07	72.38	75.67	2.1%
AECO (C$/Mcf) (3)	1.90	2.28	2.45	2.58	2.65	2.0%
(1)	West Texas Intermediate (“WTI”).
(2)	Western Canadian Select (“WCS”).
(3)	Alberta Energy Company (“AECO”) natural gas. Assumes gas heating value of one million British thermal units (“MMBtu”) per thousand cubic feet.

Discount and Inflation Rates

Discounted future cash flows are determined by applying a discount rate between 10 percent and 15 percent based on the individual characteristics of the CGU, and other economic and operating factors. Inflation is estimated at two percent.

Cenovus Energy Inc. – Q1 2020 Interim Consolidated Financial Statements	13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2020

Sensitivities

The sensitivity analysis below shows the impact that a change in the discount rate or forward commodity prices would have on impairment testing for the following CGUs:

	Increase (Decrease) to Impairment
CGU	One Percent Increase in the Discount Rate	One Percent Decrease in the Discount Rate	Five Percent Increase in the Forward Price Estimates	Five Percent Decrease in the Forward Price Estimates
Clearwater	15	(15)	(77)	74
Elmworth-Wapiti	16	(16)	(67)	65
Kaybob-Edson	25	(28)	(75)	73
Narrows Lake	369	(457)	(240)	239

2020 ROU Assets Impairments

The temporary suspension of the Company’s crude-by-rail program was considered to be an indicator of impairment for the railcar CGU. As a result, the CGU was tested for impairment and an impairment expense of $3 million was recorded as additional DD&A.

2019 Impairments

As at March 31, 2019, there were no indicators of impairment for the Company’s CGUs.

B) Asset Impairment and Write-downs

Exploration and Evaluation Assets

For the three months ended March 31, 2020, $3 million of previously capitalized E&E costs were written off as the carrying value was not considered to be recoverable and was recorded as exploration expense in the Oil Sands segment.

For the three months ended March 31, 2019, $5 million of previously capitalized E&E costs were written off as the carrying value was not considered to be recoverable and recorded as exploration expense in the Oil Sands segment.

Property, Plant and Equipment, Net

There were no PP&E asset impairments for the three months ended March 31, 2020.

For the three months ended March 31, 2019, the Company recorded an impairment loss of $16 million in the Oil Sands segment related to a natural gas property that was written down to its recoverable amount. In addition, $8 million of leasehold improvements were written off. This impairment loss was recorded as additional DD&A in the Corporate and Eliminations segment.

8. INCOME TAXES

The provision for income taxes is:

For the three months ended March 31,	2020	2019
Current Tax
Canada	-	4
United States	-	2
Total Current Tax Expense (Recovery)	-	6
Deferred Tax Expense (Recovery)	(348)	41
	(348)	47

A deferred tax recovery was recorded in the three months ended March 31, 2020 due to losses, excluding unrealized foreign exchange losses on long-term debt, incurred in the current quarter. In the three months ended March 31, 2019, current tax expense was recorded on current operations, net of prior year losses.

Cenovus Energy Inc. – Q1 2020 Interim Consolidated Financial Statements	14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2020

9. PER SHARE AMOUNTS

A) Net Earnings (Loss) Per Share – Basic and Diluted

For the three months ended March 31,	2020	2019
Net Earnings (Loss)	(1,797)	110

Basic - Weighted Average Number of Shares (millions)	1,228.9	1,228.8
Dilutive Effect of Cenovus NSRs (1)	-	0.3
Diluted - Weighted Average Number of Shares	1,228.9	1,229.1

Net Earnings (Loss) Per Share ($)
Basic and Diluted	(1.46)	0.09
(1)	Net settlement rights (“NSRs”).

B) Dividends Per Share

For the three months ended March 31, 2020, the Company paid dividends of $77 million or $0.0625 per share (three months ended March 31, 2019 – $61 million or $0.05 per share). On April 2, 2020 the Company announced the temporary suspension of its dividend in response to the low global oil price environment. The declaration of dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.

10. INVENTORIES

As at March 31, 2020, as a result of a decline in crude oil and refined product prices, Cenovus recorded a write-down of its crude oil blend, condensate and refined product inventory of $588 million (December 31, 2019 – $25 million) from cost to net realizable value.

11. EXPLORATION AND EVALUATION ASSETS, NET

Total
As at December 31, 2019	787
Additions	35
Exploration Expense (Note 7)	(3)
Depletion	(6)
Change in Decommissioning Liabilities	(7)
As at March 31, 2020	806

Cenovus Energy Inc. – Q1 2020 Interim Consolidated Financial Statements	15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2020

12. PROPERTY, PLANT AND EQUIPMENT, NET

	Upstream Assets
	Development & Production	Other Upstream	Refining Equipment	Other (1)	Total
COST
As at December 31, 2019	29,032	333	5,577	1,414	36,356
Additions	181	-	51	43	275
Change in Decommissioning Liabilities	(433)	-	(7)	(3)	(443)
Exchange Rate Movements and Other	(2)	-	495	-	493
Divestitures	(1)	-	-	-	(1)
As at March 31, 2020	28,777	333	6,116	1,454	36,680

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2019	5,675	333	1,596	918	8,522
Depreciation, Depletion and Amortization	454	-	68	41	563
Impairment Losses (Note 7)	315	-	-	-	315
Exchange Rate Movements and Other	(15)	-	128	1	114
As at March 31, 2020	6,429	333	1,792	960	9,514

CARRYING VALUE
As at December 31, 2019	23,357	-	3,981	496	27,834
As at March 31, 2020	22,348	-	4,324	494	27,166
(1)	Includes crude-by-rail terminal, office furniture, fixtures, leasehold improvements, information technology and aircraft.

13. RIGHT-OF-USE ASSETS, NET

	Real Estate	Railcars & Barges	Storage Assets (1)	Refining Equipment	Other	Total
COST
As at December 31, 2019	509	495	464	10	14	1,492
Additions	-	18	-	5	1	24
Reclassifications	(4)	-	-	-	-	(4)
Re-measurement	-	(12)	-	-	-	(12)
Exchange Rate Movements and Other	-	2	11	1	-	14
As at March 31, 2020	505	503	475	16	15	1,514

ACCUMULATED DEPRECIATION
As at December 31, 2019	32	55	73	3	4	167
Depreciation	7	24	23	1	1	56
Impairment Losses (Note 7)	-	3	-	-	-	3
Exchange Rate Movements and Other	(1)	2	2	-	-	3
As at March 31, 2020	38	84	98	4	5	229

CARRYING VALUE
As at December 31, 2019	477	440	391	7	10	1,325
As at March 31, 2020	467	419	377	12	10	1,285
(1)	Storage assets include caverns and tanks.

For the three months ended March 31, 2020, the Company recognized $6 million of lease income (three months ended March 31, 2019 – $4 million). Lease income is earned on tank subleases, operating leases related to the Company’s real estate ROU assets in which Cenovus is the lessor, and from the recovery of non-lease components for operating costs and unreserved parking related to the Company's net investment in finance leases. Finance leases are included in other assets as net investment in finance leases.

Cenovus Energy Inc. – Q1 2020 Interim Consolidated Financial Statements	16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2020

14. OTHER ASSETS

As at	March 31, 2020	December 31, 2019
Intangible Assets	98	101
Equity Investments (Note 25)	54	52
Net Investment in Finance Leases	38	30
Long-Term Receivables	21	21
Prepaids	-	7
	211	211

15. SHORT-TERM BORROWINGS

Demand Facilities

The Company has uncommitted demand facilities of $1.6 billion in place, of which $600 million may be drawn for general purposes, or the full amount can be available to issue letters of credit. As at March 31, 2020, the Company had drawn $457 million (December 31, 2019 – $nil) on these facilities and there were outstanding letters of credit aggregating to $415 million (December 31, 2019 – $364 million).

WRB Refining LP (“WRB”) has uncommitted demand facilities of US$275 million (the Company’s proportionate share – US$138 million) available to cover short-term working capital requirements. As at March 31, 2020, US$205 million (December 31, 2019 – $nil) was drawn, of which US$103 million (C$145 million) was the Company’s proportionate share.

16. LONG-TERM DEBT AND CAPITAL STRUCTURE

As at	Notes	March 31, 2020	December 31, 2019
Revolving Term Debt (1)	A	95	265
U.S. Dollar Denominated Unsecured Notes	B	6,949	6,492
Total Debt Principal		7,044	6,757
Debt Discounts and Transaction Costs		(65)	(58)
Long-Term Debt		6,979	6,699
(1)	Revolving term debt may include Bankers’ Acceptances, London Interbank Offered Rate based loans, prime rate loans and U.S. base rate loans.

A) Committed Credit Facilities

Cenovus has in place a committed credit facility that consists of a $1.2 billion tranche and a $3.3 billion tranche with a maturity date of November 30, 2022 and November 30, 2023, respectively. Subsequent to March 31, 2020, Cenovus added a committed credit facility with capacity of $1.1 billion, with a term of 364 days and at the lenders’ option to extend for one year, to further support its financial resilience in the current market environment.

B) U.S. Dollar Denominated Unsecured Notes

For the three months ended March 31, 2020, the Company paid US$81 million to repurchase a portion of its unsecured notes with a principal amount of US$100 million. A gain on the repurchase of $25 million was recorded in finance costs.

The remaining principal amounts of the Company’s U.S. dollar denominated unsecured notes are:

As at March 31, 2020	US$ Principal Amount
3.00% due August 15, 2022	500
3.80% due September 15, 2023	450
4.25% due April 15, 2027	962
5.25% due June 15, 2037	583
6.75% due November 15, 2039	1,390
4.45% due September 15, 2042	155
5.20% due September 15, 2043	58
5.40% due June 15, 2047	800
4,898

As at March 31, 2020, the Company is in compliance with all of the terms of its debt agreements.

Cenovus Energy Inc. – Q1 2020 Interim Consolidated Financial Statements	17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2020

C) Capital Structure

Cenovus’s capital structure objectives remain unchanged from previous periods. Cenovus’s capital structure consists of shareholders’ equity plus Net Debt. Net Debt includes the Company’s short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents and short-term investments. Cenovus conducts its business and makes decisions consistent with that of an investment grade company. The Company’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due. To ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, draw down on its credit facility or repay existing debt, adjust dividends paid to shareholders, purchase the Company’s common shares for cancellation, issue new debt, or issue new shares.

Cenovus monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of Net Debt to Adjusted Earnings Before Interest, Taxes and DD&A (“Adjusted EBITDA”) and Net Debt to Capitalization. These metrics are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.

Cenovus targets a Net Debt to Adjusted EBITDA ratio of less than 2.0 times over the long-term. This ratio may periodically be above the target due to factors such as persistently low commodity prices. Cenovus also manages its Net Debt to Capitalization ratio to ensure compliance with the associated covenant as defined in its committed credit facility agreements.

Net Debt to Adjusted EBITDA

As at	March 31, 2020	December 31, 2019
Short-Term Borrowings	602	-
Long-Term Debt	6,979	6,699
Less: Cash and Cash Equivalents	(160)	(186)
Net Debt	7,421	6,513

Net Earnings (Loss)	287	2,194
Add (Deduct):
Finance Costs	494	511
Interest Income	(11)	(12)
Income Tax Expense (Recovery)	(1,192)	(797)
Depreciation, Depletion and Amortization	2,626	2,249
E&E Write-Down	80	82
Unrealized (Gain) Loss on Risk Management	(65)	149
Foreign Exchange (Gain) Loss, Net	431	(404)
Re-measurement of Contingent Payment	(229)	164
(Gain) Loss on Divestitures of Assets	(6)	(2)
Other (Income) Loss, Net	(29)	(11)
Adjusted EBITDA (1)	2,386	4,123

Net Debt to Adjusted EBITDA	3.1x	1.6x
(1)	Calculated on a trailing twelve-month basis.

Net Debt to Capitalization

As at	March 31, 2020	December 31, 2019
Net Debt	7,421	6,513
Shareholders’ Equity	17,734	19,201
	25,155	25,714
Net Debt to Capitalization	30%	25%

Under the terms of Cenovus’s committed credit facilities, the Company is required to maintain a debt to capitalization ratio, as defined in the agreements, not to exceed 65 percent. The Company is well below this limit.

Cenovus Energy Inc. – Q1 2020 Interim Consolidated Financial Statements	18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2020

17. LEASE LIABILITIES

Total
As at December 31, 2019	1,916
Additions	20
Interest Expense (Note 5)	22
Lease Payments	(70)
Re-measurement	(12)
Exchange Rate Movements and Other	53
As at March 31, 2020	1,929
Less: Current Portion	207
Long-Term Portion	1,722

The Company has lease liabilities for contracts related to office space, railcars, barges, storage assets, service rig, and other refining and field equipment. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

For the three months ended March 31,	2020	2019
Variable Lease Payments	4	5
Short-Term Lease Payments	2	3

The Company has variable lease payments related to property taxes for real estate contracts. Short-term leases are leases with terms of twelve months or less.

The Company has included extension options in the calculation of lease liabilities where the Company has the right to extend a lease term at its discretion and is reasonably certain to exercise the extension option. The Company does not have any significant termination options and the residual amounts are not material.

18. CONTINGENT PAYMENT

Total
As at December 31, 2019	143
Re-measurement (1)	(130)
As at March 31, 2020	13
Less: Current Portion	4
Long-Term Portion	9
(1)	Contingent payment is carried at fair value. Changes in fair value are recorded in net earnings.

In connection with the acquisition (the “Acquisition”) from ConocoPhillips Company and certain of its subsidiaries (collectively, “ConocoPhillips”), Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to May 17, 2017 for quarters in which the average WCS crude oil price exceeds $52.00 per barrel during the quarter. The quarterly payment will be $6 million for each dollar that the WCS price exceeds $52.00 per barrel. The calculation includes an adjustment mechanism related to certain significant production outages at Foster Creek and Christina Lake, which may reduce the amount of a contingent payment. There are no maximum payment terms. As at March 31, 2020, no amount was payable under this agreement (December 31, 2019 – $14 million).

19. ONEROUS CONTRACT PROVISIONS

Total
As at December 31, 2019	63
Liabilities Settled	(5)
Change in Assumptions	2
Change in Discount Rate	(4)
Unwinding of Discount on Onerous Contract Provisions	1
As at March 31, 2020	57
Less: Current Portion	18
Long-Term Portion	39

The provision for onerous contracts relates to the non-lease components of the Company’s real estate contracts consisting of operating costs and unreserved parking. The provision represents the present value of the difference between the future payments that Cenovus is obligated to make under the non-cancellable contracts and the estimated sublease recoveries, discounted at the credit-adjusted risk-free rate of between 5.3 percent and 6.4 percent. The onerous contract provision is expected to be settled in periods up to and including the year 2040. The estimate may vary as a result of changes in the use of the leased office space and sublease arrangements, where applicable.

Cenovus Energy Inc. – Q1 2020 Interim Consolidated Financial Statements	19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2020

20. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of upstream crude oil and natural gas assets, refining facilities and the crude-by-rail terminal.

The aggregate carrying amount of the obligation is:

Total
As at December 31, 2019	1,235
Liabilities Incurred	3
Liabilities Settled	(31)
Change in Discount Rate	(453)
Unwinding of Discount on Decommissioning Liabilities (Note 5)	15
Foreign Currency Translation	2
As at March 31, 2020	771

The undiscounted amount of estimated future cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 7.3 percent as at March 31, 2020 (December 31, 2019 – 4.9 percent). The discount rate increased primarily due to a change in the Company’s credit rating as a result of the current economic environment.

21. OTHER LIABILITIES

As at	March 31, 2020	December 31, 2019
Employee Long-Term Incentives	8	103
Pension and Other Post-Employment Benefit Plan	72	73
Other	24	19
	104	195

22. SHARE CAPITAL

A) Authorized

Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Company’s Board of Directors prior to issuance and subject to the Company’s articles.

B) Issued and Outstanding

	March 31, 2020		December 31, 2019
As at	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	1,228,828	11,040	1,228,790	11,040
Common Shares Issued Under Stock Option Plan (Note 24)	42	-	38	-
Outstanding, End of Period	1,228,870	11,040	1,228,828	11,040

As at March 31, 2020, ConocoPhillips continued to hold the 208 million common shares issued as partial consideration related to the Acquisition.

There were no preferred shares outstanding as at March 31, 2020 (December 31, 2019 – nil).

As at March 31, 2020, there were 26 million (December 31, 2019 – 26 million) common shares available for future issuance under the stock option plan.

Cenovus Energy Inc. – Q1 2020 Interim Consolidated Financial Statements	20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2020

23. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Defined Benefit Pension Plan	Private Equity Instruments	Foreign Currency Translation Adjustment	Total
As at December 31, 2018	(7)	15	1,030	1,038
Other Comprehensive Income (Loss), Before Tax	2	-	(102)	(100)
Income Tax	-	-	-	-
As at March 31, 2019	(5)	15	928	938

As at December 31, 2019	(2)	27	802	827
Other Comprehensive Income (Loss), Before Tax	2	2	399	403
Income Tax	-	-	-	-
As at March 31, 2020	-	29	1,201	1,230

24. STOCK-BASED COMPENSATION PLANS

Cenovus has a number of stock-based compensation plans which include stock options with associated NSRs, performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units (“DSUs”). The following tables summarize information related to Cenovus’s stock-based compensation plans:

	Units Outstanding	Units Exercisable
As at March 31, 2020	(thousands)	(thousands)
NSRs	31,334	20,008
PSUs	9,299	-
RSUs	10,899	-
DSUs	1,369	1,369

The weighted average exercise price of NSRs as at March 31, 2020 was $18.72.

	Units Granted	Units Vested and Exercised/ Paid Out
For the three months ended March 31, 2020	(thousands)	(thousands)
NSRs	5,783	42
PSUs	2,752	-
RSUs	2,614	-
DSUs	132	-

In the three months ended March 31, 2020, 42 thousand NSRs, with a weighted average exercise price of $9.48, were exercised and net settled for cash (see Note 22).

The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

For the three months ended March 31,	2020	2019
NSRs	4	3
PSUs	(22)	(2)
RSUs	(17)	9
DSUs	(12)	5
Stock-Based Compensation Expense (Recovery)	(47)	15
Stock-Based Compensation Costs Capitalized	(14)	4
Total Stock-Based Compensation	(61)	19

Cenovus Energy Inc. – Q1 2020 Interim Consolidated Financial Statements	21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2020

25. FINANCIAL INSTRUMENTS

Cenovus’s financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, net investment in finance leases, accounts payable and accrued liabilities, risk management assets and liabilities, private equity investments, long-term receivables, lease liabilities, contingent payment, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments.

A) Fair Value of Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.

The fair values of long-term receivables and net investment in finance leases approximate their carrying amount due to the specific non-tradeable nature of these instruments.

Long-term debt is carried at amortized cost. The estimated fair value of long-term borrowings have been determined based on period-end trading prices of long-term borrowings on the secondary market (Level 2). As at March 31, 2020, the carrying value of Cenovus’s long-term debt was $6,979 million and the fair value was $3,569 million (December 31, 2019 carrying value – $6,699 million, fair value – $7,610 million).

Equity investments classified at FVOCI comprise equity investments in private companies. The Company classifies certain private equity instruments at FVOCI as they are not held for trading and fair value changes are not reflective of the Company’s operations. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available.

The following table provides a reconciliation of changes in the fair value of private equity instruments classified at FVOCI:

Total
As at December 31, 2019	52
Change in Fair Value (1)	2
As at March 31, 2020	54
(1)	Changes in fair value are recorded in OCI.

B) Fair Value of Risk Management Assets and Liabilities

The Company’s risk management assets and liabilities consist of crude oil swaps, futures and, if entered into, options, as well as condensate futures and swaps, foreign exchange and interest rate swaps. Crude oil, condensate and, if entered into, natural gas contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange swaps are calculated using external valuation models which incorporate observable market data, including foreign exchange forward curves (Level 2) and the fair value of interest rate swaps are calculated using external valuation models which incorporate observable market data, including interest rate yield curves (Level 2).

Summary of Unrealized Risk Management Positions

	March 31, 2020			December 31, 2019
	Risk Management			Risk Management
As at	Asset	Liability	Net	Asset	Liability	Net
Crude Oil	6	24	(18)	5	2	3

The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

As at	March 31, 2020	December 31, 2019
Level 2 – Prices Sourced From Observable Data or Market Corroboration	(18)	3

Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.

The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities from January 1 to March 31:

2020
Fair Value of Contracts, Beginning of Period	3
Fair Value of Contracts Realized During the Period	29
Change in Fair Value of Contracts in Place at Beginning of Period and Contracts Entered Into During the Period	(51)
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	1
Fair Value of Contracts, End of Period	(18)

Cenovus Energy Inc. – Q1 2020 Interim Consolidated Financial Statements	22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2020

C) Fair Value of Contingent Payment

The contingent payment is carried at fair value on the Consolidated Balance Sheets. Fair value is estimated by calculating the present value of the future expected cash flows using an option pricing model (Level 3), which assumes the probability distribution for WCS is based on the volatility of WTI options, volatility of Canadian-U.S. foreign exchange rate options and both WTI and WCS futures pricing, and discounted at a credit-adjusted risk-free rate of 24.9 percent. Fair value of the contingent payment has been calculated by Cenovus’s internal valuation team which consists of individuals who are knowledgeable and have experience in fair value techniques. As at March 31, 2020, the fair value of the contingent payment was estimated to be $13 million (December 31, 2019 – $143 million).

As at March 31, 2020, average WCS forward pricing for the remaining term of the contingent payment is $25.74 per barrel. The average implied volatility of WTI options and the Canadian-U.S. dollar foreign exchange rate options used to value the contingent payment were 54.1 percent and 8.6 percent, respectively. Changes in the following inputs to the option pricing model, with fluctuations in all other variables held constant, could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

	Sensitivity Range	Increase	Decrease
WCS Forward Prices	± $5.00 per barrel	(20)	9
WTI Option Volatility	± five percent	(9)	6
Canadian to U.S. Dollar Foreign Exchange Rate Option Volatility	± five percent	4	(6)

D) Earnings Impact of (Gains) Losses From Risk Management Positions

For the three months ended March 31,	2020	2019
Realized (Gain) Loss (1)	29	(19)
Unrealized (Gain) Loss (2)	22	236
(Gain) Loss on Risk Management	51	217
(1)	Realized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates.
(2)	Unrealized gains and losses on risk management are recorded in the Corporate and Eliminations segment.

26. RISK MANAGEMENT

Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates as well as credit risk and liquidity risk.

To manage exposure to interest rate volatility, the Company may periodically enter into interest rate swap contracts. To mitigate the Company’s exposure to foreign exchange rate fluctuations, the Company periodically enters into foreign exchange contracts. There were no interest rate or foreign exchange contracts outstanding as at March 31, 2020.

In addition, the Company may periodically enter into other financial positions as a part of ongoing operations to market the Company’s production. As at March 31, 2020, the fair value of other financial positions was a liability of $18 million, and consisted of WCS, WTI and condensate instruments.

A) Commodity Price Risk

Sensitivities

The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to independent fluctuations in commodity prices, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility. The impact of fluctuating commodity prices on the Company’s open risk management positions could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

	Sensitivity Range	Increase	Decrease
Crude Oil Differential Price	± US$2.50 per barrel Applied to Differential Hedges Tied to Production	12	(12)

B) Credit Risk

Credit risk arises from the potential that the Company may incur a financial loss if a counterparty to a financial instrument fails to meet its financial or performance obligations in accordance with agreed terms. Cenovus has in place a Credit Policy approved by the Audit Committee and the Board of Directors designed to ensure that its credit exposures are within an acceptable risk level as determined by the Company’s Enterprise Risk Management Policy. The Credit Policy outlines the roles and responsibilities related to credit risk, sets a framework for how credit exposures will be measured, monitored and mitigated, and sets parameters around credit concentration limits.

Cenovus Energy Inc. – Q1 2020 Interim Consolidated Financial Statements	23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2020

Cenovus assesses the credit risk of new counterparties and continues risk-based monitoring of all counterparties on an ongoing basis. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Cenovus’s exposure to its counterparties is within credit policy tolerances. The maximum credit risk exposure associated with accounts receivable and accrued revenues, net investment in finance leases, risk management assets and long-term receivables is the total carrying value.

As at March 31, 2020, approximately 93 percent of the Company’s accruals, joint operations, trade receivables and net investment in finance leases were investment grade, and 97 percent of the Company’s accounts receivable were outstanding for less than 60 days. The average expected credit loss on the Company’s accruals, joint operations, trade receivables and net investment in finance leases was 0.7 percent as at March 31, 2020 (December 31, 2019 – 0.3 percent).

C) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. Cenovus manages its liquidity risk through the active management of cash and debt and by maintaining appropriate access to credit, which may be impacted by the Company’s credit ratings. As disclosed in Note 16, over the long term, Cenovus targets a Net Debt to Adjusted EBITDA of less than 2.0 times to manage the Company’s overall debt position.

Cenovus manages its liquidity risk by ensuring that it has access to multiple sources of capital including: cash and cash equivalents, cash from operating activities, undrawn credit facility and uncommitted demand facilities and availability under its base shelf prospectus. As at March 31, 2020, Cenovus had $160 million in cash and cash equivalents, $4.4 billion available on its committed credit facility, $738 million available on its uncommitted demand facilities, of which $143 million may be drawn for general purposes or the full amount can be available to issue letters of credit. A further US$35 million representing the Company's available proportionate share of the WRB uncommitted demand facilities was available. In addition, Cenovus has unused capacity of US$5.0 billion under a base shelf prospectus, the availability of which is dependent on market conditions.

Subsequent to March 31, 2020, the Company added a committed credit facility with capacity of $1.1 billion, with a term of 364 days and at the lenders’ option to extend for one year, to provide further support through the current economic downturn. With this new facility, the Company has $5.6 billion in committed facilities.

Undiscounted cash outflows relating to financial liabilities are:

As at March 31, 2020	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	1,467	-	-	-	1,467
Short-Term Borrowings (1)	603	-	-	-	603
Risk Management Liabilities (2)	24	-	-	-	24
Long-Term Debt (1)	358	1,414	1,367	9,916	13,055
Contingent Payment (3)	4	14	-	-	18
Lease Liabilities (1)	282	475	428	1,533	2,718

As at December 31, 2019	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	2,210	-	-	-	2,210
Risk Management Liabilities (2)	2	-	-	-	2
Long-Term Debt (1)	344	1,338	1,465	9,326	12,473
Contingent Payment (3)	79	69	-	-	148
Lease Liabilities (1)	277	466	410	1,544	2,697
(1)	Principal and interest, including current portion if applicable.
(2)	Risk management liabilities subject to master netting agreements.
(3)	Refer to Note 25C for fair value assumptions.

Cenovus Energy Inc. – Q1 2020 Interim Consolidated Financial Statements	24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2020

27. SUPPLEMENTARY CASH FLOW INFORMATION

The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Short-Term Borrowings	Long-Term Debt	Lease Liabilities
As at January 1, 2019	-	-	9,164	1,494
Changes From Financing Cash Flows:
Dividends Paid	(61)	-	-	-
Net Issuance (Repayment) of Long-Term Debt	-	-	(558)	-
Principal Repayment of Leases	-	-	-	(33)
Non-Cash Changes:
Dividends Declared	61	-	-	-
Foreign Exchange (Gain) Loss	-	-	(192)	(5)
Lease Additions	-	-	-	11
Gain on Repurchase of Debt and Amortization of Debt Issuance Costs	-	-	(31)	-
As at March 31, 2019	-	-	8,383	1,467

As at December 31, 2019	-	-	6,699	1,916
Changes From Financing Cash Flows:
Dividends Paid	(77)	-	-	-
Net Issuance (Repayment) of Short-Term Borrowings	-	592	-	-
Net Issuance (Repayment) of Long-Term Debt	-	-	(112)	-
Net Issuance (Repayment) of Revolving Long-Term Debt	-	-	(173)	-
Principal Repayment of Leases	-	-	-	(48)
Non-Cash Changes:
Dividends Declared	77	-	-	-
Foreign Exchange (Gain) Loss	-	10	598	53
Gain on Repurchase of Debt and Amortization of Debt Issuance Costs	-	-	(23)	-
Lease Additions	-	-	-	20
Re-measurement of Lease Liabilities	-	-	-	(12)
Other	-	-	(10)	-
As at March 31, 2020	-	602	6,979	1,929

28. COMMITMENTS AND CONTINGENCIES

A) Commitments

Cenovus has entered into various commitments in the normal course of operations primarily related to demand charges on firm transportation agreements. In addition, the Company has commitments related to its risk management program and an obligation to fund its defined benefit pension and other post-employment benefit plans. Additional information related to the Company’s commitments can be found in the notes to the annual Consolidated Financial Statements for the year ended December 31, 2019.

As at March 31, 2020, total commitments were $24 billion, of which $23 billion were for various transportation and storage commitments. Transportation commitments include $14 billion (2019 – $13 billion) that are subject to regulatory approval or have been approved, but are not yet in service. Terms are up to 20 years subsequent to the date of commencement and should help align with the Company’s future transportation requirements with anticipated production growth.

As at March 31, 2020, there were outstanding letters of credit aggregating $415 million issued as security for performance under certain contracts (December 31, 2019 – $364 million).

B) Contingencies

Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its Consolidated Financial Statements.

Cenovus Energy Inc. – Q1 2020 Interim Consolidated Financial Statements	25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

All amounts in $ millions, unless otherwise indicated

For the period ended March 31, 2020

Contingent Payment

In connection with the Acquisition, Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to May 17, 2017 for quarters in which the average WCS crude oil price exceeds $52.00 per barrel during the quarter. As at March 31, 2020, the estimated fair value of the contingent payment was $13 million (see Note 18).

Cenovus Energy Inc. – Q1 2020 Interim Consolidated Financial Statements	26